Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	
Food	1,628,871.77
Total Sales	**1,628,871.77**
Total Income	**$1,628,871.77**
Cost of Goods Sold	
Cash Over/Short	176.00
Cost of Goods Sold	
Beer Cost	3,546.74
Food Cost	409,037.48
Wages	659,944.22
Tips Paid	94,846.83
Total Wages	**754,791.05**
Total Cost of Goods Sold	**1,167,375.27**
Total Cost of Goods Sold	**$1,167,551.27**
GROSS PROFIT	**$461,320.50**
Expenses	
Advertising	11,673.63
Ask My Accountant	0.00
Auto Fuel	10,371.21
Bank Charges	956.15
Interest Expense	8,073.20
Late Charge	508.33
Penalties	459.59
Total Bank Charges	**9,997.27**
Catering Expense	
Propane	2,394.41
Total Catering Expense	**2,394.41**
Cell Phone	1,242.98
Contractor and Professional Fees	2,761.00
Donations	1,102.83
Employee Benefit Expense	
Employee Appreciation	2,694.05
Health Insurance	17,350.52
Meals and Entertainment	-47.14
Mileage Reimbursements	86.62
Travel Expense	573.54
Uniform	81.74
Total Employee Benefit Expense	**20,739.33**

Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2020

	TOTAL
Equipment Rental	32,120.48
Facility Expense	
Rent or Lease	48,998.50
Storage Unit Rent	2,840.00
Utilities	1,759.73
Electric	31,643.23
Natural Gas	542.10
Telecommunications Expense	7,627.69
Water	1,825.59
Total Utilities	**43,398.34**
Total Facility Expense	**95,236.84**
Insurance Expense	27,048.33
Workers Compensation Insurance	19,782.97
Total Insurance Expense	**46,831.30**
Legal & Professional Fees	6,970.00
Accounting Fees	2,000.00
Payroll Service	6,280.82
Total Legal & Professional Fees	**15,250.82**
Licenses & Permits	13,740.08
Merchandise Expense	9,560.24
Merchant Service Fees	120,960.37
Catering Event Fee	3,542.86
Grubhub Fees	16,575.46
Square Fees	8,440.91
Toast Fees	4,861.10
Total Merchant Service Fees	**154,380.70**
napa rent (deleted)	529.54
Office Supplies	18,251.88
Marketing and Promotions	4,101.24
Online Shipping Expense	47.94
Team Software	49.99
Total Office Supplies	**22,451.05**
Payroll Taxes DELETE	73,165.96
Phone/Wifi (deleted)	651.39
Repair & Maintenance	38,238.53
Restaurant Supplies	94,533.34
Shipping, Freight & Delivery (deleted)	219.00
Supplies Expense	19,933.75
Janitorial	251.97
Total Supplies Expense	**20,185.72**

Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2020

	TOTAL
Taxes ^	800.00
Total Expenses	**$678,177.65**
NET OPERATING INCOME	**$ -216,857.15**
Other Income	
Interest Earned	2.35
Other Income	61,647.45
Tips Received	94,846.83
Total Other Income	**$156,496.63**
Other Expenses	
Amortization Expense	1,297.00
Depreciation Expense	103,003.00
Total Other Expenses	**$104,300.00**
NET OTHER INCOME	**$52,196.63**
NET INCOME	**$ -164,660.52**

Quesadilla Gorilla, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
2261 Chase Tax Account	6.98
8310 Chase Savings	0.00
8746 Suncrest Checking	18,318.79
9866 Chase Checking	-310.91
Cash on Hand	1,030.43
PPP Checking	0.00
Total Bank Accounts	**$19,045.29**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from Shareholder	33,197.67
Inventory Asset	17,000.00
Merchant Undeposited Funds	0.00
DoorDash Undeposited Funds	7,511.73
Grubhub Undeposited Funds	5,197.55
Postmates Undeposited Funds	0.00
Square Undeposited Funds	0.00
Stripe Undeposited Funds	0.00
Toast Undeposited Funds	7,938.91
Uber Undeposited Funds	0.00
Total Merchant Undeposited Funds	**20,648.19**
Payroll Asset ^	0.00
Prepaid Expenses	0.00
Suspense	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$70,845.86**
Total Current Assets	**$89,891.15**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation	-329,428.19
Auto & Transport Eq.	171,398.35
Furniture & Equipment	26,987.91
Improvements	77,789.26
Machinery & Equipment	101,506.06
Total Fixed Assets	**$48,253.39**
Other Assets	
Accumulated Amortization	-6,258.34
Amortization	15,835.00
Goodwill	14,182.48
Other Asset	0.00
Rental Deposit	1,000.00
Total Other Assets	**$24,759.14**
TOTAL ASSETS	**$162,903.68**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	55,374.64
Total Accounts Payable	**$55,374.64**
Credit Cards	
Capital One	7,522.25
Chase Credit Card	0.00
Citi Credit Card	776.44
Total Credit Cards	**$8,298.69**
Other Current Liabilities	
Food Truck Deposits ^	3,078.58
Gift Card Liability	46,947.43
Miguel Loan	1,226.54
Payroll Clearing	0.00
Sales Tax Payable	36,102.88
Tips - Doordash Drive	29.10
Tips Owed	0.00
Total Other Current Liabilities	**$87,384.53**
Total Current Liabilities	**$151,057.86**
Long-Term Liabilities	
Auto Loan - Prius @ $599.80/month	0.00
Due to Shareholder	0.00
Miguel Reyes	0.00
Total Due to Shareholder	**0.00**
EDIL Loan	150,000.00
Notes Payable - 2018 Ford Transit	27,333.97
Notes Payables - CBB 13437754	0.00
PPP Loan #1	145,000.00
Quickbooks Loan Dec 2019	0.00
Square Loan - Dusty 2019	4,308.44
WareHouse Row Loan	26,765.66
Total Long-Term Liabilities	**$353,408.07**
Total Liabilities	**$504,465.93**
Equity	
Capital - Miguel	0.00
Capital - Mikayla	0.00
Common Stock	5,000.00
Miguel - Draw	0.00
Miguel Contributions	0.00

Quesadilla Gorilla, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
Mikayla - Draw	0.00
Mikayla Contribution	0.00
Retained Earnings	-181,901.73
Net Income	-164,660.52
Total Equity	**$ -341,562.25**
TOTAL LIABILITIES AND EQUITY	**$162,903.68**

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-164,660.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Shareholder	704.59
Inventory Asset	-5,266.86
Merchant Undeposited Funds:DoorDash Undeposited Funds	-6,257.49
Merchant Undeposited Funds:Grubhub Undeposited Funds	-4,345.30
Merchant Undeposited Funds:Postmates Undeposited Funds	206.96
Merchant Undeposited Funds:Square Undeposited Funds	3,799.61
Merchant Undeposited Funds:Stripe Undeposited Funds	0.00
Merchant Undeposited Funds:Toast Undeposited Funds	-7,938.91
Merchant Undeposited Funds:Uber Undeposited Funds	172.73
Payroll Asset ^	1,063.16
Suspense	0.00
Accumulated Depreciation	103,003.00
Furniture & Equipment	-4,550.00
Accumulated Amortization	1,297.00
Amortization	-15,835.00
Rental Deposit	-1,000.00
Accounts Payable	-9,612.41
Capital One	-4,776.13
Citi Credit Card	-6,295.42
Food Truck Deposits ^	3,078.58
Gift Card Liability	5,919.48
Miguel Loan	-8,773.46
Payroll Clearing	0.00
Sales Tax Payable	-9,764.64
Tips - Doordash Drive	29.10
Tips Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**34,858.59**
Net cash provided by operating activities	**$ -129,801.93**
INVESTING ACTIVITIES	
Improvements	-68,524.26
Machinery & Equipment	-22,784.36
Net cash provided by investing activities	**$ -91,308.62**
FINANCING ACTIVITIES	
Auto Loan - Prius @ $599.80/month	-5,891.69
Due to Shareholder:Miguel Reyes	0.00
EDIL Loan	150,000.00
Notes Payable - 2018 Ford Transit	-4,983.36
Notes Payables - CBB 13437754	-1,557.35
PPP Loan #1	145,000.00
Quickbooks Loan Dec 2019	-24,000.00

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
Square Loan - Dusty 2019	-17,508.41
WareHouse Row Loan	-15,107.04
Net cash provided by financing activities	**$225,952.15**
NET CASH INCREASE FOR PERIOD	**$4,841.60**
Cash at beginning of period	14,203.69
CASH AT END OF PERIOD	**$19,045.29**